EXHIBIT 23.1

Consent of KPMG LLP

The Employee Welfare Benefits Plan Committee of

FMC Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-76216) on Form S-8 of FMC Technologies, Inc. of our report dated June 16, 2003, with respect to the statements of net assets available for benefits of FMC Puerto Rico Savings and Investment Plan, as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the two year period then ended, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2002 Annual Report on Form 11-K of FMC Puerto Rico Savings and Investment Plan.

/s/    KPMG LLP

Chicago, Illinois

June 27, 2003